UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 To
SCHEDULE 13E-3
(RULE 13E-100)

RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934

724 SOLUTIONS INC.
(Name of the Issuer)

724 SOLUTIONS INC.
724 HOLDINGS, INC.
AUSTIN VENTURES VI, L.P.
AUSTIN VENTURES VI AFFILIATES FUND, L.P.
AUSTIN VENTURES VIII, L.P.
AV PARTNERS VI, L.P.
AV PARTNERS VIII, L.P.
JOSEPH C. ARAGONA
KENNETH P. DEANGELIS
JEFFERY C. GARVEY
EDWARD E. OLKKOLA
CHRISTOPHER A. PACITTI
JOHN D. THORNTON
BLAINE F. WESNER
BENJAMIN L. SCOTT
JOHN J. SIMS

(Name of Person(s) Filing Statement)

Common Shares, No Par Value
(Title of Class of Securities)

81788Q 20 9
(CUSIP Number of Class of Securities)

Kevin Kunz, Chief Financial Officer Austin Ventures 300 West Sixth Street, Suite 2300 Austin, Texas 78701 (512) 485-1900	Stephen Morrison, Chief Financial Officer 724 Solutions Inc. 1221 State Street, Suite 200 Santa Barbara, California 93101 (805) 884-8308
(Name, address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
With copies to:
John J. Gilluly III, PC DLA Piper Rudnick Gray Cary US LLP 1221 South MoPac Expressway, Suite 400 Austin, TX 78746-6875 (512) 457-7090	Robert S. Townsend, Esq. Morrison & Foerster LLP 425 Market Street San Francisco, California 94105-2482 (415) 268-7000

        This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1934.
c.	☐	A tender offer.
d.	☐	None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☒

        Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$18,502,157	$1,979.73
*
Calculated solely for the purpose of determining the filing fee.The transaction value was determined by adding (x) the product of (i) the number of common shares of 724 Solutions Inc. that are proposed to be acquired and (ii) the consideration of $3.34 in cash, plus (y) 42,481 expected to be paid to holders of stock options with an exercise price of less than $3.34 per share granted by 724 Solutions to purchase common shares in connection with the cancellation of such options ((x) and (y) together, the "Transaction Value"). The amount of the filing fee, was calculated by multiplying the Transaction Value by 0.000107 in accordance with Exchange Act Rule 0-11(c)(1).

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,979.73

Form or Registration No.: Schedule 14A—Preliminary Proxy Statement

Filing Parties: 724 Solutions Inc.

Date Filed: June 21, 2006

Introduction

        This Amendment No. 2 to Rule 13E-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3"), amending in its entirety the Rule 13E-3 Transaction Statement on Schedule 13E-3 initially filed on April 21, 2006, and amended on June 7, 2006, is being filed with the Securities and Exchange Commission (the "SEC") by (1) 724 Solutions Inc., a corporation organized under the laws of Canada ("724 Solutions" or the "Company"), (2) 724 Holdings, Inc., a Delaware corporation ("Holdings"), (3) Austin Ventures VI, L.P., a Delaware limited partnership, (4) Austin Ventures VI Affiliates Fund, L.P., a Delaware limited partnership, (5) Austin Ventures VIII, L.P., a Delaware limited partnership, (6) AV Partners VI, L.P., a Delaware limited partnership, (7) AV Partners VIII, L.P., a Delaware limited partnership, (8) Joseph C. Aragona, (9) Kenneth P. DeAngelis, (10) Jeffery C. Garvey, (11) Edward E. Olkkola, (12) Christopher A. Pacitti, (13) John D. Thornton, (14) Blaine F. Wesner, (15) Benjamin L. Scott and (16) John J. Sims. References in this Schedule 13E-3 to "Austin Ventures" are to Austin Ventures VIII, L.P., Austin Ventures VI, L.P. and Austin Ventures VI Affiliates Fund, L.P. References in this Schedule 13E-3 to the "Austin Ventures Parties" are to Holdings, Austin Ventures, AV Partners VI, L.P., AV Partners VIII, L.P., Joseph C. Aragona, Kenneth P. Deangelis, Jeffery C. Garvey, Edward E. Olkkola, Christopher A. Pacitti, John D. Thornton, Blaine F. Wesner and Benjamin L. Scott, collectively.

        This Schedule 13E-3 relates to the arrangement agreement (the "Arrangement Agreement"), dated as of April 6, 2006, by and among 724 Solutions, Holdings, and for the purposes of Article 7 of the Arrangement Agreement, Austin Ventures VIII L.P., which provides for, among other things, the acquisition of the outstanding common shares of 724 Solutions by Holdings pursuant to a plan of arrangement (the "Arrangement"). If the Arrangement is approved by the Superior Court of Justice (Ontario) and by 724 Solutions shareholders, and the other conditions to the closing of the Arrangement set forth in the Arrangement Agreement are satisfied or waived, each outstanding common share of 724 Solutions (other than shares held by Austin Ventures, Holdings or John Sims) will be acquired by Holdings for cash consideration of $3.34 and holders of options having an exercise price less than $3.34 will receive cash consideration in an amount equal, for each share subject to such option, to the difference between $3.34 and the exercise price. As an incentive to Mr. Sims to remain as chief executive officer of the resulting company and remain as such for some period of time, Holdings is allowing Mr. Sims to convert his shares of 724 Solutions into shares of convertible preferred stock of Holdings. Following the completion of the Arrangement, 724 Solutions will be a direct subsidiary of Holdings.

        Concurrently with the filing of this Schedule 13E-3, 724 Solutions is filing with the SEC an amended preliminary Management Information Circular and Proxy Statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to its annual and special meeting of securityholders at which holders of common shares outstanding as of the close of business on the record date for the meeting, and certain holders of options to purchase common shares, will consider and vote upon, among other things, a proposal adopting the Arrangement Agreement and approving the Arrangement and other transactions contemplated thereby.

        The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 to show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all appendices thereto, is expressly incorporated by reference into this Schedule 13E-3, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to such terms in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.

        All information contained in this Schedule 13E-3 and/or the Proxy Statement concerning each of the filing persons has been provided by each such filing person respectively, and no other filing person takes responsibility for the accuracy of any information supplied by any other filing person, or the failure of any other filing person to provide relevant information.

Item 1.    Summary Term Sheet (Regulation M-A Item 1001).

        The information set forth in the Proxy Statement under the caption "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information (Regulation M-A Item 1002).

        (a)   Names and Addresses. The information set forth in the section of the Proxy Statement under the caption "Information Concerning the Corporation—General" is incorporated herein by reference.

        (b)   Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "Summary Term Sheet"

        "Information Concerning the Corporation—Market for Securities"

        "Voting Securities and Principal Holders"

        (c)   Trading Market and Price. The information set forth in the Proxy Statement under the caption "Information Concerning the Corporation—Market for Securities" is incorporated herein by reference.

        (d)   Dividends. The information set forth in the Proxy Statement under the caption "Information Concerning the Corporation—Dividend Policy" is incorporated herein by reference.

        (e)   Prior Public Offerings. None.

        (f)    Prior Stock Purchases by the Filing Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

        "Purchases and Sales of Common Shares"

        "Interests of Insiders in Material Transactions—Austin Ventures"

        "Executive Compensation"

Item 3.    Identity and Background of Filing Person (Regulation M-A Item 1003).

        (a)   Name and address. The following sets forth the name, business address and telephone number of each filing person.

    724 Solutions Inc.
    1221 State Street
    Suite 200
    Santa Barbara, California 93101
    (805) 884-8308

    724 Holdings, Inc.
    c/o Austin Ventures
    300 West 6th Street
    Suite 2300
    Austin, Texas 78701
    (512) 485-1900

    Austin Ventures VI, L.P.
    c/o Austin Ventures
    300 West 6th Street
    Suite 2300
    Austin, Texas 78701
    (512) 485-1900

    Austin Ventures VI Affiliates Fund, L.P.
    c/o Austin Ventures
    300 West 6th Street
    Suite 2300
    Austin, Texas 78701
    (512) 485-1900

    AV Partners VI, L.P.
    c/o Austin Ventures
    300 West 6th Street
    Suite 2300
    Austin, Texas 78701
    (512) 485-1900

    AV Partners VIII, L.P.
    c/o Austin Ventures
    300 West 6th Street
    Suite 2300
    Austin, Texas 78701
    (512) 485-1900

    Austin Ventures VIII, L.P.
    c/o Austin Ventures
    300 West 6th Street
    Suite 2300
    Austin, Texas 78701
    (512) 485-1900

    Joseph C. Aragona
    c/o Austin Ventures
    300 West 6th Street
    Suite 2300
    Austin, Texas 78701
    (512) 485-1900

    Kenneth P. DeAngelis
    c/o Austin Ventures
    300 West 6th Street
    Suite 2300
    Austin, Texas 78701
    (512) 485-1900

    Jeffery C. Garvey
    c/o Austin Ventures
    300 West 6th Street
    Suite 2300
    Austin, Texas 78701
    (512) 485-1900

    Edward E. Olkkola
    c/o Austin Ventures
    300 West 6th Street
    Suite 2300
    Austin, Texas 78701
    (512) 485-1900

    Christopher A. Pacitti
    c/o Austin Ventures
    300 West 6th Street
    Suite 2300
    Austin, Texas 78701
    (512) 485-1900

    John D. Thornton
    c/o Austin Ventures
    300 West 6th Street
    Suite 2300
    Austin, Texas 78701
    (512) 485-1900

    Blaine F. Wesner
    c/o Austin Ventures
    300 West 6th Street
    Suite 2300
    Austin, Texas 78701
    (512) 485-1900

    Benjamin L. Scott
    16009 Fontaine Avenue
    Austin, Texas 78734
    (512) 485-1900

    John J. Sims
    c/o 724 Solutions Inc.
    1221 State Street
    Suite 200
    Santa Barbara, California 93101
    (805) 884-8308

        The following sets forth the names and titles of the directors and officers of 724 Solutions. The business address of each such person, except for Messrs. Aragona and Scott, is c/o 724 Solutions Inc., 1221 State Street, Suite 200, Santa Barbara, California 93101, and the business telephone number is (805) 884-8308. The business address for Mr. Aragona is 300 West 6th Street, Suite 2300, Austin, Texas 78701 and the business address for Mr. Scott is 16009 Fontaine Avenue, Austin, Texas 78734.

    Mr. J. Ian Giffen, Chairman of the Board of Directors and Director
    Mr. John J. Sims, Director and Chief Executive Officer
    Mr. James D. Dixon, Director
    Mr. Barry J. Reiter, Director
    Mr. Joseph C. Aragona, Director
    Mr. Benjamin L. Scott, Director
    Mr. Michael Luna, Chief Technology Officer
    Mr. Stephen Morrison, Chief Financial Officer and Senior Vice President of Corporate Services
    Mr. Alan Prenoveau, Senior Vice President, Consulting and Delivery
    Ms. Elda Rudd, Vice President, Marketing

        Mr. Joseph C. Aragona is the sole Director, President and Chief Executive Officer of Holdings.

        Austin Ventures VIII, L.P. is currently the sole stockholder of Holdings.

        AV Partners VIII, L.P. is the general partner of Austin Ventures VIII, L.P.

        The following sets forth the names and titles of the general partners of AV Partners VIII, L.P.

    Mr. Joseph C. Aragona, General Partner
    Mr. Kenneth P. DeAngelis, General Partner
    Mr. Edward E. Olkkola, General Partner
    Mr. Christopher A. Pacitti, General Partner
    Mr. John D. Thornton, General Partner
    Mr. Blaine F. Wesner, General Partner

        AV Partners VI, L.P. is the general partner of Austin Ventures VI, L.P. and Austin Ventures VI Affiliates Fund, L.P.

        The following sets forth the names and titles of the general partners of AV Partners VI, L.P.

    Mr. Joseph C. Aragona, General Partner
    Mr. Kenneth P. DeAngelis, General Partner
    Mr. Jeffery C. Garvey, General Partner
    Mr. Edward E. Olkkola, General Partner
    Mr. John D. Thornton, General Partner
    Mr. Blaine F. Wesner, General Partner

        Additionally, the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "Information Concerning the Austin Ventures Parties"

        "Information Concerning the Corporation—General"

        (b)   Business and Background of Entities. The information set forth in the Proxy Statement under the following captions, and in paragraph (c), below, is incorporated herein by reference:

        "Information Concerning the Austin Ventures Parties"

        "Information Concerning the Corporation—General"

        "Information Concerning the Corporation—Business"

        (c)   Business and Background of Natural Persons.

724 Solutions Information:

        Set forth above, under Item 3(a) of this Schedule 13E-3, and in the Proxy Statement under the captions "Election of Directors" and "Executive Officers," for each director and executive officer of 724 Solutions is his or her respective present principal occupation or employment, the name of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such director and executive officer. The business address of each such director and executive officer, except for Messrs. Aragona and Scott, is c/o 724 Solutions Inc., 1221 State Street, Suite 200, Santa Barbara, California 93101. The business address for Mr. Aragona is c/o Austin Ventures LP, 300 West 6th Street, Suite 2300, Austin, Texas 78701 and the business address for Mr. Scott is 16009 Fontaine Avenue, Austin, Texas 78734. Each director and officer of 724 Solutions identified under Item 3(a), above, is a United States citizen, except for J. Ian Giffen, Barry Reiter, Stephen Morrison. Mr. Reiter and Mr. Morrison are Canadian citizens; Mr. Giffen is a citizen of the U.K. and Canada. None of 724 Solutions or, to the knowledge of 724 Solutions, any of the 724 Solutions directors or executive officers identified above has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of 724 Solutions or, to the knowledge of 724 Solutions, any of the 724 Solutions directors or executive officers identified above has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Austin Ventures Affiliates Information:

        Joseph C. Aragona has been with Austin Ventures, a private investment firm, since 1982 and is a general partner with AV Partners VIII, L.P., the general partner of Austin Ventures VIII, L.P., and a general partner with AV Partners VI, L.P., the general partner of Austin Ventures VI, L.P. and Austin Ventures VI Affiliates Fund, L.P., the address for Austin Ventures and each of the foregoing Austin Ventures partnerships is 300 West 6th Street, Suite 2300, Austin, Texas 78701. Mr. Aragona is a United States citizen.

        Kenneth P. DeAngelis has been with Austin Ventures, a private investment firm, since 1981 and is a general partner with AV Partners VIII, L.P., the general partner of Austin Ventures VIII, L.P., and a general partner with AV Partners VI, L.P., the general partner of Austin Ventures VI, L.P. and Austin Ventures VI Affiliates Fund, L.P., the address for Austin Ventures and each of the foregoing Austin Ventures partnerships is 300 West 6th Street, Suite 2300, Austin, Texas 78701. Mr. DeAngelis is a United States citizen.

        Jeffery C. Garvey has been with Austin Ventures, a private investment firm, since 1979 and is a general partner with AV Partners VI, L.P., the general partner of Austin Ventures VI, L.P. and Austin Ventures VI Affiliates Fund, L.P., the address for Austin Ventures and each of the foregoing Austin Ventures partnerships is 300 West 6th Street, Suite 2300, Austin, Texas 78701. Mr. Garvey is a United States citizen.

        Edward E. Olkkola has been with Austin Ventures, a private investment firm, since 1998 and is a general partner with AV Partners VIII, L.P., the general partner of Austin Ventures VIII, L.P., and a general partner with AV Partners VI, L.P., the general partner of Austin Ventures VI, L.P. and Austin Ventures VI Affiliates Fund, L.P., the address for Austin Ventures and each of the foregoing Austin Ventures partnerships is 300 West 6th Street, Suite 2300, Austin, Texas 78701. Mr. Olkkola is a United States citizen.

        Christopher A. Pacitti has been with Austin Ventures, a private investment firm, since 1999 and is a general partner with AV Partners VIII, L.P., the general partner of Austin Ventures VIII, L.P., the address for Austin Ventures and each of the foregoing Austin Ventures partnerships is 300 West 6th Street, Suite 2300, Austin, Texas 78701. Mr. Pacitti is a United States citizen.

        John D. Thornton has been with Austin Ventures, a private investment firm, since 1991 and is a general partner with AV Partners VIII L.P., the general partner of Austin Ventures VIII, L.P., and a general partner with AV Partners VI, L.P., the general partner of Austin Ventures VI, L.P. and Austin Ventures VI Affiliates Fund, L.P. The address for Austin Ventures and each of the foregoing Austin Ventures partnerships is 300 West 6th Street, Suite 2300, Austin, Texas 78701. Mr. Thornton is a United States citizen.

        Blaine F. Wesner has been with Austin Ventures, a private investment firm, since 1990 and is a general partner with AV Partners VIII, L.P., the general partner of Austin Ventures VIII, L.P., and a general partner with AV Partners VI, L.P., the general partner of Austin Ventures VI, L.P. and Austin Ventures VI Affiliates Fund, L.P., the address for Austin Ventures and each of the foregoing Austin Ventures partnerships is 300 West 6th Street, Suite 2300, Austin, Texas 78701. Mr. Wesner is a United States citizen.

        Benjamin L. Scott has been with Austin Ventures, a private investment firm, since 2002 and is a venture partner of the management company of Austin Ventures, and serves on the board of directors of 724 Solutions Inc. as a designee of Austin Ventures. Mr. Scott's business address is 16009 Fontaine Avenue, Austin, Texas 78734. Mr. Scott is a United States citizen.

        During the last five years, none of the Austin Ventures Affiliates have been convicted in a criminal proceedings (excluding traffic violations or similar misdemeanors), or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining any such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

John J. Sims Information:

        Set forth in the Proxy Statement under the captions "Election of Directors—Directors Table" and "Executive Officers—John J. Sims", is John J. Sims' present principal occupation and employment, the name of the corporation or other organization in which his occupation and employment is conducted and his five-year employment history. The business address of Mr. Sims is c/o 724 Solutions Inc., 1221 State Street, Suite 200, Santa Barbara, California 93101. Mr. Sims has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4.    Terms of the Transaction (Regulation M-A Item 1004).

        (a)   Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "Summary Term Sheet"

        "Special Factors—Background to the Arrangement Agreement"

        "Special Factors—Fairness Opinion"

        "Special Factors—Reasons for the Arrangement"

        "Special Factors—Interests of Directors and Executive Officers"

        "Special Factors—United States Federal Income Tax Considerations"

        "Special Factors—Canadian Federal Income Tax Considerations"

        "Special Factors—United States Federal Tax Consequences of the Arrangement on the Corporation, the Austin Ventures Parties and the Chief Executive Officer"

        "Special Factors—Accounting Treatment of the Arrangement"

        "Particulars of the Arrangement—Votes Required at the Meeting Relating to the Arrangement"

        "Particulars of the Arrangement—Summary of the Arrangement"

        "Particulars of the Arrangement—Options"

        "The Arrangement Agreement"

        "The Continuance"

        "Interests of Insiders in Material Transactions"

        Appendix C—Arrangement Agreement

        (c)   Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "Special Factors—Interests of Directors and Executive Officers"

        "Particulars of the Arrangement—Options"

        "Voting Securities and Principal Holders"

        "Interests of Insiders in Material Transactions"

        (d)   Appraisal Rights. The information set forth in the Proxy Statement under the caption "Dissent Rights of Shareholders" is incorporated herein by reference.

        (e)   Provisions for Unaffiliated Security Holders. None.

        (f)    Eligibility for Listing or Trading. Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements (Regulation M-A Item 1005).

        (a)   Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "Special Factors—Interests of Directors and Executive Officers"

        "Election of Directors—Share Ownership"

        "Executive Compensation"

        "Compensation of Directors"

        "Interests of Insiders in Material Transactions"

        (b)   Significant Corporate Events and (c) Negotiations or Contracts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference

        "Special Factors—Background to the Arrangement Agreement"

        "Special Factors—Interests of Directors and Executive Officers"

        "Special Factors—Fairness Opinion"

        "Election of Directors"

        "Interests of Insiders in Material Transactions"

        "Reasons for Arrangement"

        "The Arrangement Agreement"

        (e)   Agreements Involving the Subject Company's Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "Special Factors—Background to the Arrangement Agreement"

        "Special Factors—Interests of Directors and Executive Officers"

        "Special Factors—Reasons for Arrangement"

        "Special Factors—Fairness Opinion"

        "Election of Directors—Share Ownership"

        "Voting Securities and Principal Holders—Share Ownership"

        "Executive Compensation"

        "Interests of Insiders in Material Transactions"

        "Compensation of Directors"

        "Particulars of the Arrangement—Options"

Item 6.    Purposes of the Transaction and Plans or Proposals (Regulation M-A Item 1006).

        (b)   Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

        "Special Factors—Background to the Arrangement Agreement"

        "Special Factors—Effects of the Arrangement—Plans and Proposals"

        (c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "Particulars of the Arrangement"

        "The Arrangement Agreement"

        "Election of Directors"

        "Interests of Insiders in Material Transactions"

        "Special Factors—Background to the Arrangement Agreement"

Item 7.    Purposes, Alternatives, Reasons and Effects (Regulation M-A Item 1013).

        (a)   Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

        "Special Factors—Background to the Arrangement Agreement"

        "Special Factors—Reasons for the Arrangement"

        "Special Factors—Fairness Opinion"

        "Special Factors—Formal Valuation"

        "Special Factors—Position of the Board of Directors and the Special Committee as to Fairness"

        "Special Factors—Position of the Austin Ventures Parties as to Fairness"

        "Special Factors—Position of the Chief Executive Officer as to Fairness"

        "Particulars of the Arrangement"

        (b)   Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

        "Special Factors—Background to the Arrangement Agreement"

        "Special Factors—Reasons for the Arrangement"

        (c)   Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "Special Factors—Background to the Arrangement Agreement"

        "Special Factors—Reasons for the Arrangement"

        "Special Factors—Fairness Opinion"

        (d)   Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "Special Factors—Effects of the Arrangement—Plans and Proposals"

        "Special Factors—United States Federal Income Tax Considerations"

        "Special Factors—Canadian Federal Income Tax Considerations"

        "Special Factors—Fairness Opinion"

        "Special Factors—Interests of Directors and Executive Officers"

        "Special Factors—Background to the Arrangement Agreement"

        "Special Factors—United States Federal Tax Consequences of the Arrangement on the Corporation, the Austin Ventures Parties and the Chief Executive Officer"

        "The Arrangement Agreement"

        "Dissent Rights of Shareholders"

        "Particulars of the Arrangement"

        "Interests of Insiders in Material Transactions"

Item 8.    Fairness of the Transaction (Regulation M-A Item 1014).

        (a)   Fairness and (b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "Special Factors—Position of the Board of Directors and the Special Committee as to Fairness"

        "Special Factors—Position of the Austin Ventures Parties"

        "Special Factors—Position of the Chief Executive Officer as to Fairness"

        "Special Factors—Fairness Opinion"

        "Special Factors—Formal Valuation"

        "Special Factors—Reasons for the Arrangement"

        (c)   Approval of Securities Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "Particulars of the Arrangement—Votes Required at the Meeting Related to the Arrangement"

        "The Arrangement Agreement—Conditions of Closing"

        (d)   Unaffiliated Representatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "Special Factors—Background to the Arrangement Agreement"

        "Special Factors—Position of the Board of Directors and Special Committee as to Fairness"

        "Special Factors—Fairness Opinion"

        "Special Factors—Reason for the Arrangement"

        (e)   Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "Special Factors—Background to the Arrangement Agreement"

        "Special Factors—Position of the Board and the Special Committee as to Fairness"

        (f)    Other Offers. The information contained in the section of the Proxy Statement set forth under the caption "Special Factors—Background to the Arrangement Agreement" is incorporated herein by reference.

Item 9.    Reports, Opinions, Appraisals and Negotiations (Regulation M-A Item 1015).

        The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "Special Factors—Background to the Arrangement Agreement"

        "Special Factors—Fairness Opinion"

        "Special Factors—Formal Valuation"

        "Special Factors—Reasons for the Arrangement"

        Appendix H to the Proxy Statement

        Appendix I to the Proxy Statement

Item 10.    Source and Amounts of Funds or Other Consideration (Regulation M-A Item 1007).

        (a)   Source of Funds and (b) Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "Particulars of the Arrangement—Sources of Funds for the Arrangement"

        "Special Factors—Interests of Directors and Executive Officers"

        (c)   Expenses. The information contained in the section of the Proxy Statement set forth under the caption "Particulars of the Arrangement—Expenses" is incorporated herein by reference.

        (d)   Borrowed funds. Not applicable.

Item 11.    Interest in Securities of the Subject Company. (Regulation M-A Item 1008).

        (a)   Security Ownership. Joseph C. Aragona holds options to purchase 5,000 common shares of 724 Solutions; Edward E. Olkkola directly holds 46 common shares of 724 Solutions; Kenneth P. DeAngelis directly holds 11 common shares of 724 Solutions and his affiliate, DeAngelis Ltd. directly holds 105 common shares of 724 Solutions; and Benjamin L. Scott holds options to purchase 45,000 common shares of 724 Solutions of which 13,750 vest within 60 days of June 2, 2006.

        Additionally, the information contained in the sections of the Proxy Statement set forth under the captions "Special Factors—Interests of Directors and Executive Officers—Employee Rollover," Purchases and Sales of Common Shares" and "Voting Securities and Principal Holders—Principal Shareholders Table" is incorporated herein by reference.

        (b)   Securities Transactions. None of the directors and senior officers of 724 Solutions nor the AV Affiliates have effected any transaction in shares of Common Stock during the 60 days preceding the date of filing this Schedule 13E-3.

Item 12.    The Solicitation or Recommendation (Regulation M-A Item 1012).

        (d)   Intent to Tender or Vote in a Going Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "Summary Term Sheet"

        "Special Factors—Background to the Transaction"

        "Particulars of the Arrangement—Votes Required at the Meeting Related to the Arrangement"

        (e)   Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "Summary Term Sheet"

        "Special Factors—Position of the Board of Directors and Special Committee as to Fairness"

        "Special Factors—Position of the Austin Ventures Parties as to Fairness"

        "Special Factors—Position of the Chief Executive Officer as to Fairness"

        "Special Factors—Background to the Arrangement Agreement"

        "Special Factors—Reasons for the Arrangement"

Item 13.    Financial Information (Regulation M-A Item 1010).

        (a)   Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "Information Concerning the Corporation—Financial Information"

        "Information Concerning the Corporation—Selected Financial Data"

        "Additional Information"

        Appendix M, Form 10-Q for the Three Months Ended March 31, 2006

        The audited financial statements set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 are incorporated herein by reference. These financial statements will also be set forth in the annual report to shareholders that is being sent to the Company's shareholders together with the Proxy Statement.

        (b)   Pro forma Information. Not applicable.

Item 14.    Persons/Assets, Retained, Employed, Compensated or Used (Regulation M-A Item 1009).

        (a)   Solicitation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "Special Factors—Background to the Arrangement Agreement"

        "Special Factors—Fairness Opinion"

        "Special Factors—Formal Valuation"

        "Particulars—Sources of Funds for the Arrangement"

        "Particulars—Expenses"

        (b)   Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "Special Factors—Interests of Directors and Executive Officers"

        "Special Factors—Effects of the Arrangement—Plans and Proposals"

Item 15.    Additional Information (Regulation M-A Item 1011).

         (b)  Other Material Information. The Proxy Statement in its entirety, including all appendices thereto, is incorporated herein by reference.

Item 16.    Exhibits (Regulation M-A Item 1016).

        (a)(1)    Preliminary Management Information Circular and Proxy Statement on Schedule 14A (the "Proxy Statement") filed with the Securities and Exchange Commission on June 21, 2006.

        *(a)(2)    Form of Proxy Card for Shareholders, filed with Exhibit (a)(1) hereto.

        *(a)(3)    Form of Proxy Card for Holders of In-the-Money Options, filed with Exhibit (a)(1) hereto.

        (c)(1)    Fairness Opinion, dated April 6, 2006, of Thomas Weisel Partners LLC, included as Appendix H of Exhibit(a)(1) hereto.

        *(c)(2)    Presentation, dated April 4, 2006, prepared by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        *†(c)(3)    Presentation, dated February 10, 2006, prepared by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        *†(c)(4)    Presentation, dated August 9, 2005, prepared by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        *†(c)(5)    Potential Buyers Contact Summary, dated January 26, 2006, presented by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        *†**(c)(6)    Potential Buyers Contact Summary, dated January 11, 2005, presented by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        *†(c)(7)    Potential Buyers Contact Summary, dated December 16, 2005, presented by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        *†(c)(8)    Potential Buyers Contact Summary, dated December 13, 2005, presented by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        *†(c)(9)    Potential Buyers Contact Summary, dated December 1, 2005, presented by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        *†(c)(10)    Potential Buyers Contact Summary, dated November 29, 2005, presented by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        *†(c)(11)    Potential Buyers Contact Summary, dated November 22, 2005, presented by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        *†(c)(12)    Potential Buyers Contact Summary, dated November 17, 2005, presented by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        *†(c)(13)    Potential Buyers Contact Summary, dated November 15, 2005, presented by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        (c)(14)    Formal Valuation of Paradigm Capital Inc., included as Appendix I of Exhibit (a)(1) hereto.

        (d)(1)    Arrangement Agreement, between 724 Solutions Inc., 724 Holdings, Inc. and Austin Ventures VIII L.P., included as Appendix C of Exhibit(a)(1) hereto.

        (d)(2)    Secured Convertible Note Purchase Agreement, dated May 14, 2004 (the "Purchase Agreement"), among 724 Solutions Inc., 724 Solutions Software Inc., Austin Ventures VI, L.P., Austin Ventures VI Affiliates Fund, L.P., and Austin Ventures VIII, L.P. (Incorporated by reference to 724 Solutions Inc.'s Current Report on Form 8-K, filed on May 18, 2004.)

        (d)(3)    Registration Rights Agreement, dated May 14, 2004, among the Registrant, Austin Ventures VI, L.P., Austin Ventures VI Affiliates Fund, L.P., and Austin Ventures VIII, L.P. (Incorporated by reference to 724 Solutions Inc.'s Current Report on Form 8-K, filed on May 18, 2004.)

        (d)(4)    Security Agreement, dated May 14, 2004, among the Registrant, 724 Solutions Software, Inc., 724 Solutions (US), Inc., 724 Solutions International, Inc., Austin Ventures VI, L.P., Austin Ventures VI Affiliates Fund, L.P., and Austin Ventures VIII, L.P. (Incorporated by reference to 724 Solutions Inc.'s Current Report on Form 8-K, filed on May 18, 2004.)

        (d)(5)    Guaranty, dated May 14, 2004, among 724 Solutions (US), Inc., 724 Solutions International, Inc., Austin Ventures VI, L.P., Austin Ventures VI Affiliates Fund, L.P., and Austin Ventures VIII, L.P. (Incorporated by reference to 724 Solutions Inc.'s Current Report on Form 8-K, filed on May 18, 2004.)

        (d)(6)    Deferral Agreement, by and among 724 Solutions Inc., 724 Solutions Software Inc., and the lenders identified on the Purchase Agreement. (Incorporated by reference to 724 Solutions Inc.'s Current Report on Form 8-K, filed on April 10, 2006)

        *(d)(7)    Power of Attorney, dated June 6, 2006, signed by Joseph C. Aragona, Kenneth P. DeAngelis, Jeffrey C. Garvey, Edward E. Olkkola, Christopher A. Pacitti, John D. Thornton and Blaine F. Wesner, authorizing Kevin Kunz to sign amendments to this Schedule 13E-3 on their behalf.

        (d)(8)    Power of Attorney, dated June 19, 2006, signed by Benjamin L. Scott, authorizing Kevin Kunz to sign amendments to this Schedule 13E-3 on his behalf.

        (d)(9)    Rollover Agreement, dated June 20, 2006, signed by John J. Sims and 724 Holdings, Inc.

        (f)(1)    Rights of Dissenting Shareholder, dated April 6, 2006, included as Appendix G of Exhibit (a)(1) hereto.

        (g)    None.

*
Previously filed.

**
Presentation is incorrectly dated January 11, 2005; it should be dated and was presented on January 11, 2006.

†
Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from this Schedule 13E-3 and have been submitted separately to the Securities and Exchange Commission.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: June 21, 2006	724 SOLUTIONS INC.
	By:	/s/ 724 SOLUTIONS INC. Name: Stephen Morrison Title: Chief Financial Officer

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: June 21, 2006	724 HOLDINGS, INC.
	By:	/s/ JOSEPH C. ARAGONA Name: Joseph C. Aragona Title: President & Chief Executive Officer

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: June 21, 2006	AUSTIN VENTURES VI, L.P.
	By:	AV PARTNERS VI, L.P.
	By:	/s/ JOSEPH C. ARAGONA Name: Joseph C. Aragona Title: General Partner

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: June 21, 2006	AUSTIN VENTURES VI AFFILIATES FUND, L.P.
	By:	AV PARTNERS VI, L.P.
	By:	/s/ JOSEPH C. ARAGONA Name: Joseph C. Aragona Title: General Partner

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: June 21, 2006	AUSTIN VENTURES VIII, L.P.
	By:	AV PARTNERS VIII, L.P.
	By:	/s/ JOSEPH C. ARAGONA Name: Joseph C. Aragona Title: General Partner

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: June 21, 2006	AV PARTNERS VI, L.P.
	By:	/s/ JOSEPH C. ARAGONA Name: Joseph C. Aragona Title: General Partner

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: June 21, 2006	AV PARTNERS VIII, L.P.
	By:	/s/ JOSEPH C. ARAGONA Name: Joseph C. Aragona Title: General Partner

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: June 21, 2006	JOSEPH C. ARAGONA
	By:	/s/ JOSEPH C. ARAGONA Name: Joseph C. Aragona

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: June 21, 2006	KENNETH P. DEANGELIS
	By:	/s/ KEVIN KUNZ Name: Kevin Kunz Title: Chief Financial Officer/Attorney-In-Fact

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: June 21, 2006	JEFFERY C. GARVEY
	By:	/s/ KEVIN KUNZ Name: Kevin Kunz Title: Chief Financial Officer/Attorney-In-Fact

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: June 21, 2006	EDWARD E. OLKKOLA
	By:	/s/ KEVIN KUNZ Name: Kevin Kunz Title: Chief Financial Officer/Attorney-In-Fact

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: June 21, 2006	CHRISTOPHER A. PACITTI
	By:	/s/ KEVIN KUNZ Name: Kevin Kunz Title: Chief Financial Officer/Attorney-In-Fact

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: June 21, 2006	JOHN D. THORNTON
	By:	/s/ KEVIN KUNZ Name: Kevin Kunz Title: Chief Financial Officer/Attorney-In-Fact

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: June 21, 2006	BLAINE F. WESNER
	By:	/s/ KEVIN KUNZ Name: Kevin Kunz Title: Chief Financial Officer/Attorney-In-Fact

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: June 21, 2006	BENJAMIN L. SCOTT
	By:	/s/ KEVIN KUNZ Name: Kevin Kunz Title: Chief Financial Officer/Attorney-In-Fact

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: June 21, 2006	JOHN J. SIMS
	By:	/s/ JOHN J. SIMS John J. Sims

EXHIBIT INDEX

        (a)(1)    Preliminary Management Information Circular and Proxy Statement on Schedule 14A (the "Proxy Statement") filed with the Securities and Exchange Commission on June 20, 2006.

        *(a)(2)    Form of Proxy Card for Shareholders, filed with Exhibit (a)(1) hereto.

        *(a)(3)    Form of Proxy Card for Holders of In-the-Money Options, filed with Exhibit (a)(1) hereto.

        (c)(1)    Fairness Opinion, dated April 6, 2006, of Thomas Weisel Partners LLC, included as Appendix H of Exhibit(a)(1) hereto.

        *(c)(2)    Presentation, dated April 4, 2006, prepared by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        *†(c)(3)    Presentation, dated February 10, 2006, prepared by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        *†(c)(4)    Presentation, dated August 9, 2005, prepared by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        *†(c)(5)    Potential Buyers Contact Summary, dated January 26, 2006, presented by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        *†**(c)(6)    Potential Buyers Contact Summary, dated January 11, 2005, presented by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        *†(c)(7)    Potential Buyers Contact Summary, dated December 16, 2005, presented by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        *†(c)(8)    Potential Buyers Contact Summary, dated December 13, 2005, presented by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        *†(c)(9)    Potential Buyers Contact Summary, dated December 1, 2005, presented by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        *†(c)(10)    Potential Buyers Contact Summary, dated November 29, 2005, presented by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        *†(c)(11)    Potential Buyers Contact Summary, dated November 22, 2005, presented by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        *†(c)(12)    Potential Buyers Contact Summary, dated November 17, 2005, presented by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        *†(c)(13)    Potential Buyers Contact Summary, dated November 15, 2005, presented by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        (c)(14)    Formal Valuation of Paradigm Capital Inc., included as Appendix I of Exhibit (a)(1) hereto.

        (d)(1)    Arrangement Agreement, between 724 Solutions Inc., 724 Holdings, Inc. and Austin Ventures VIII L.P., included as Appendix C of Exhibit(a)(1) hereto.

        (d)(2)    Secured Convertible Note Purchase Agreement, dated May 14, 2004 (the "Purchase Agreement"), among 724 Solutions Inc., 724 Solutions Software Inc., Austin Ventures VI, L.P., Austin Ventures VI Affiliates Fund, L.P., and Austin Ventures VIII, L.P. (Incorporated by reference to 724 Solutions Inc.'s Current Report on Form 8-K, filed on May 18, 2004.)

        (d)(3)    Registration Rights Agreement, dated May 14, 2004, among the Registrant, Austin Ventures VI, L.P., Austin Ventures VI Affiliates Fund, L.P., and Austin Ventures VIII, L.P. (Incorporated by reference to 724 Solutions Inc.'s Current Report on Form 8-K, filed on May 18, 2004.)

        (d)(4)    Security Agreement, dated May 14, 2004, among the Registrant, 724 Solutions Software, Inc., 724 Solutions (US), Inc., 724 Solutions International, Inc., Austin Ventures VI, L.P., Austin Ventures VI Affiliates Fund, L.P., and Austin Ventures VIII, L.P. (Incorporated by reference to 724 Solutions Inc.'s Current Report on Form 8-K, filed on May 18, 2004.)

        (d)(5)    Guaranty, dated May 14, 2004, among 724 Solutions (US), Inc., 724 Solutions International, Inc., Austin Ventures VI, L.P., Austin Ventures VI Affiliates Fund, L.P., and Austin Ventures VIII, L.P. (Incorporated by reference to 724 Solutions Inc.'s Current Report on Form 8-K, filed on May 18, 2004.)

        (d)(6)    Deferral Agreement, by and among 724 Solutions Inc., 724 Solutions Software Inc., and the lenders identified on the Purchase Agreement. (Incorporated by reference to 724 Solutions Inc.'s Current Report on Form 8-K, filed on April 10, 2006)

        *(d)(7)    Power of Attorney, dated June 6, 2006, signed by Joseph C. Aragona, Kenneth P. DeAngelis, Jeffrey C. Garvey, Edward E. Olkkola, Christopher A. Pacitti, John D. Thornton and Blaine F. Wesner, authorizing Kevin Kunz to sign amendments to this Schedule 13E-3 on their behalf.

        (d)(8)    Power of Attorney, dated June 19, 2006, signed by Benjamin L. Scott, authorizing Kevin Kunz to sign amendments to this Schedule 13E-3 on his behalf.

        (d)(9)    Rollover Agreement, dated June 20, 2006, signed by John J. Sims and 724 Holdings, Inc.

        (f)(1)    Rights of Dissenting Shareholder, dated April 6, 2006, included as Appendix G of Exhibit (a)(1) hereto.

        (g)    None.

*
Previously filed.

**
Presentation is incorrectly dated January 11, 2005; it should be dated and was presented on January 11, 2006.

†
Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from this Schedule 13E-3 and have been submitted separately to the Securities and Exchange Commission.